Filed by Corn Products International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Corn Products International, Inc.
Commission File No.: 001-13397
August 25, 2008
An Introduction to Bunge Limited
(This is the first in a series of bulletins that profile Bunge Limited)
Few companies can match Corn Products International’s distinguished history of longevity and growth. One of them is Bunge Limited.
Nearly 200 years old, Bunge has grown from a European commodities trader to become one of the world’s leading agribusiness companies.
A Look Back
In 1818, Johann Peter Gottlieb Bunge founded Bunge & Co. in Amsterdam as an importer and exporter of grain. The firm quickly grew to become one of the world’s leading traders of commodity products.
Seeking to expand into new, high-growth markets, Bunge first entered South America in 1884, when it began trading grain in Argentina. In 1905, Bunge began doing business in Brazil, entering that country’s wheat milling industry.
It soon expanded into North America, trading commodities in that market in 1918. In 1935, it built its first major grain handling facility in Minnesota. Bunge constructed its first US soybean processing plant in the late 1960s.
Bunge entered the fertilizer market in 1938 in Brazil. This was an important step, as fertilizer would play a major role in Bunge’s growth in the coming decades.
The latter half of the 20th century saw even more growth and diversification. In 1979 Bunge purchased Lauhoff Grain Company, a corn dry miller. And in 1997, it acquired one of South America’s largest soy processors.
In 1999 Bunge relocated its headquarters from Amsterdam to White Plains, New York, to be closer to the world’s major financial markets.
The new century saw expansion into new geographic regions as well as growth in existing markets. Bunge opened its first marketing office in China in the year 2000. Bunge became a publicly traded company in 2001 with its listing on the

New York Stock Exchange under the ticker symbol BG (Bunge is one of the oldest listed companies on the Exchange). Also in 2001, the acquisition of La Pata Cereal in Argentina established Bunge as one of that nation’s leading agribusiness companies. One year later, Bunge’s purchase of Europe’s Cereol made it a leader in that continent’s oilseed processing and bottled oils businesses. In 2003, Bunge purchased Hindustan Lever’s Indian oils and fats business, establishing a presence in that rapidly growing market.
Bunge established its first soybean crushing and refining plant in China in 2005, and last year it purchased its first sugarcane mill in Brazil. It also formed a fertilizer joint venture in Morocco in 2007.
Bunge Today
Today, Bunge Limited can say that it is among the largest and most global of agribusiness companies. It employs more than 25,000 people in more than 30 countries. It supplies fertilizers to farmers; originates, transports and processes oilseeds, grains and other agricultural commodities around the world; produces food products for commercial customers and consumers; and supplies raw materials to the biofuels industry. Net sales reached $37.8 billion in 2007, and net income grew to $778 million.
Who is Bunge today? The company is:
•	A global leader in oilseed processing

•	One of the world’s largest originators and handlers of oilseeds and grains

•	A global supplier of edible oils to food processors, food service companies and consumers

•	The largest fertilizer manufacturer in South America

•	The world’s largest corn dry miller
Bunge has achieved this while adhering to a set of core values of integrity, teamwork, citizenship, entrepreneurship, and openness and trust. The company puts those values to work in many ways, including participating in environmental programs and other philanthropic efforts around the world.
(Upcoming editions of Merger News will focus on Bunge’s various businesses.)

This material is not a substitute for the joint proxy statement/prospectus and any other documents Corn Products International, Inc. and Bunge Limited intend to file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be, and other documents filed or to be filed by Corn Products and Bunge with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations, and by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations.
Neither Corn Products nor Bunge is currently engaged in a solicitation of proxies from the securityholders of Corn Products or Bunge in connection with the proposed merger. If a proxy solicitation commences, Corn Products, Bunge and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.